Exhibit 21

Subsidiaries of America First Multifamily Investors, L.P.

Name	Jurisdiction of Organization
Greens of Pine Glen - AmFirst LP Holding Corporation	Delaware
ATAX TEBS I, LLC	Delaware
ATAX TEBS II, LLC	Delaware
ATAX TEBS III, LLC	Delaware
ATAX Capital Fund I, LLC	Delaware
MBS Fund I, LLC	Delaware
ATAX Vantage Holdings, LLC	Delaware
500 Jimmy Ann Drive, LLC	Nebraska